                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                          (Amendment No. _________)*


                       CHOICE HOTELS INTERNATIONAL, INC.
      ------------------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
      ------------------------------------------------------------------
                        (Title of Class of Securities)

                                 170-380-10-9
                         ----------------------------
                                (CUSIP Number)

                       Patricia Bowditch  (301) 495-4400
           8737 Colesville Road, Suite 800, Silver Spring, MD  20910
      ___________________________________________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               November 1, 1996
      ------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box ( ).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 170-380-10-9          13D                      Page 2 of 5
----------------------          ---                      -----------


1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

      Stewart Bainum, Jr.
      S.S. #:  ###-##-####

2    Check the Appropriate Box if a Member of a Group*
     (a)  (  )     (b)  (  )

3    SEC Use Only

4    Source of Funds
     00

5    Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items
     2(C) or 2(E)   (  )

6    Citizenship or Place of Organization
     USA


Number of Shares Beneficially
 Owned by Each Reporting Person with:

     7     Sole Voting Power            800,963

     8     Shared Voting Power        5,347,497

     9     Sole Dispositive Power    10,633,974

     10    Shared Dispositive Power   5,347,497

11   Aggregate Amount Beneficially Owned by Each Reporting Person

     15,981,471

12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares


13   Percent of Class Represented by Amount in Row (11)

     25.08%

14   Type of Reporting Person

     IN

CUSIP No. 170-380-10-9          13D                      Page 3 of 5
----------------------          ---                      -----------

Item 1.   Security and Issuer

          (a)  Name of Issuer:
               Choice Hotels International, Inc.
          (b) Address of Issuer's Principal Executive Offices:
               10750 Columbia Pike
               Silver Spring, MD  20901
          (c)  Title and Class of Securities:
               Common Stock

Item 2.   Identify and Background

          (a)  Name:
               Stewart Bainum, Jr.
          (b)  Business Address:
               11555 Darnestown Road
               Gaithersburg, MD  20878
          (c)  Present Principal Employment:
               Chief Executive Officer:  Manor Care, Inc.
               11555 Darnestown Road
               Gaithersburg, MD  20878
          (d)  Record of Convictions:
               During the last five years, Stewart Bainum, Jr. has not been convicted in a criminal proceeding (excluding traffic violations or simililar misdemeanors.)
          (e)  Record of Civil Proceedings:
               During the last five years, Stewart Bainum, Jr. was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating such activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Citizenship:
               Reporting Person is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration

          The Reporting Person utilized no funds in the acquisition of the securities of the issuer triggering the filing of this 13D.

Item 4.   Purpose of Transaction

          All of the Shares were acquired by the Reporting person in transactions which involved no independent action on the part of the Reporting Person. All of the Shares of Common Stock of Choice were distributed to shareholders of Manor Care, Inc. (its former parent) on November 1, 1996. On December 31, 1996 a family real estate and investment corporation owning shares of the issuer was recapitalized in connection with such corporation's conversion to a Subchapter S tax status, resulting in an increase in the indirect ownership of the Reporting Person. The Reporting Person holds the Shares for investment purposes. The Reporting Person has no present plans or intentions which would result in or relate to any of the transactions described in Subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer

          (a) Amount and percentage beneficially owned: Reporting Person:
              15,981,471 shares, including 549,152 shares owned directly by the Stewart Bainum, Jr. Declaration of Trust dated March 13, 1996, the sole trustee and beneficiary of which is the reporting person. Also includes 5,417,761 shares owned by Bainum Associates Limited Partnership ("Bainum Associates") and 4,415,250 shares owned by MC Investments

CUSIP No. 170-380-10-9          13D                      Page 4 of 5


              Limited Partnership ("MC Investments"), in both of which Mr. Bainum, Jr. is managing general partner with the sole right to dispose of the shares; 3,567,869 shares held directly by Realty Investment Company, Inc. ("Realty"), a real estate management and investment company in which Mr. Bainum, Jr. has shared voting authority; 1,779,628 shares owned by Mid Pines Associates Limited Partnership ("Mid Pines"), in which Mr. Bainum, Jr. is managing general partner and has shared voting authority and 10,600 shares owned by the Foundation for Maryland's Future, in which Mr. Bainum, Jr. is the sole director. Also includes 239,000 shares which Mr. Bainum, Jr. has the right to acquire pursuant to stock options which are presently exercisable or which become exercisable within 60 days after the date of this report, and 1,504 and 707 shares, respectively, which Mr. Bainum, Jr. has the right to receive upon termination of his employment with the Company pursuant to the terms of the Choice Hotels International, Inc. Retirement Savings and Investment Plan and the Choice Hotels International, Inc. Nonqualified Retirement Savings and Investment Plan.

          (b) Number of shares as to which such person has:

              (i) Sole Voting Power               800,963

              (ii) Shared Voting Power          5,347,497

              (iii) Sole Dispositive Power     10,633,974

              (iv) Shared Dispositive Power     5,347,497

              Reporting Person may be deemed to share power to vote and dispose of shares (i) held by Mid Pines with siblings who are also general partners, and (ii) held by Realty with other family members who are shareholders of Realty.0

          (c) A schedule of transactions effected in the last sixty days is as follows:

              On December 31, 1996, Mr. Bainum, Jr. became the beneficial owner of 3,567,869 shares owned by Realty Investment Company ("Realty") as a result of a capital restructuring of the voting shares of Realty. Realty has owned these shares for more than ten years. As a result of the restructuring, Mr. Bainum, Jr. has shared voting authority of Realty and as such is deemed the beneficial owner of all of the shares of the Company held by Realty.

              On January 28, 1997, Mr. Bainum Jr. exercised options to acquire 375,000 and 90,000 shares of stock of the Company at an exercise price of $4.7827 and $3.6971, respectively.

              On February 1, 1997, a capital distribution of 2,900,000 shares was made to a family member/partner by Mid Pines Associates, a limited partnership over which Mr. Bainum, Jr. shares voting and disposition control as Managing General Partner.

          (d) Ownership of more than five percent on behalf of Another Person:

              To the extent that shares of the issuer identified in Item 5(a) are held by corporations or partnerships, other shareholders and partners, respectively, have the right to receive dividends from, or the proceeds from the sale of the shares to the extent of their proportionate interests in such entities. To the best of the reporting person's knowledge, other than Stewart and Jane Bainum, the reporting person's parents, and Bruce Bainum, Roberta Bainum and Barbara Bainum,

CUSIP No. 170-380-10-9          13D                      Page 5 of 5


              the reporting person's siblings, no other person has such interest relating to more than 5% of the outstanding class of securities.

          (e) Ownership of Less than Five Percent:

               Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Not applicable.


Item 7.   Material to be Filed as Exhibits

          None

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 1997



                       /s/ Stewart Bainum, Jr.
                       ---------------------------------------------
                       Stewart Bainum, Jr.